Exhibit 4.3



The following amendment to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") was adopted on December 13, 2001:

o Effective January 17, 2002, the Fidelity International Bond Fund will be closed. After January 17, 2002, employee contributions not directed to another fund will be invested in the Interest Income Fund and employee accounts remaining in the Fidelity International Bond Fund will be transferred to the Interest Income Fund.